OMB APPROVAL
OMB NUMBER: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response: 2.50

SEC FILE NUMBER
0-50282

CUSIP NUMBER
698338100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Panda Ethanol, Inc.

Full Name of Registrant

Former Name if Applicable

4100 Spring Valley, Suite 1002

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75244

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2008 cannot be filed within the prescribed time period because the Company is unable to obtain, complete and review the required financial and other information without unreasonable effort or expense. The Company expects to file its Form 10-Q within five calendar days after the filing deadline.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jonathan Quenzer	(972)	361-1200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Panda Ethanol, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2008	By	/s/ Darol Lindloff

Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

EXHIBIT A
to
Form 12b-25
Part IV, Item (3)
     The Company expects its results of operations for the quarter ended June 30, 2008 to reflect a net loss of $2.7 million, compared to a net loss of $4.7 million for the same period in 2007. The decreased net loss in the 2008 period is primarily attributable to higher expenses in the 2007 period which were nonrecurring in the 2008 period. The nonrecurring expenses in the 2007 period consisted primarily of $1.3 million of costs related to a withdrawn financing transaction related to the Yuma project and $0.8 million of costs for the cancellation of a Yuma construction-related contract. The Company expects the results of operations for the six-month period ended June 30, 2008 to reflect a net loss of $2.3 million, compared to a net loss of $12.6 million for the same period in 2007. The decreased net loss in the 2008 period is primarily attributable to an increase in other income of $7.4 million and a decrease in development and administrative expenses of $2.9 million. The increase in other income is primarily attributable to change in fair value of financial derivatives. The decrease in development and administrative expenses was primarily attributable to higher expenses in the 2007 period which were nonrecurring in the 2008 period. The nonrecurring expenses in the 2007 period consisted primarily of $1.3 million of costs related to a withdrawn financing transaction related to the Yuma project and $0.8 million of costs for the cancellation of a Yuma construction-related contract. Additionally, the decrease was caused by a reduction in salary and overhead expenses attributable to our new organizational plan, which was effective September 1, 2007, and a decreased level of development and administrative activity during the 2008 period, which were partially offset by increased salary expenses related to employment of an operations staff at the Hereford facility and other costs.